UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AutoNation, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

October 21, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,894,762 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 9,894,762 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,894,762 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.1% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	All shares of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”), may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 65,538,144 shares of Common Stock outstanding as of October 20, 2021, as reported on the Issuer’s Form 10-Q filed on October 21, 2021.

CUSIP No. 05329W102

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,894,762 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 9,894,762 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,894,762 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.1% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)	All shares of the Common Stock of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 65,538,144 shares of Common Stock outstanding as of October 20, 2021, as reported on the Issuer’s Form 10-Q filed on October 21, 2021.

Explanatory Statement

Cascade Investment, L.L.C. (“Cascade”), William H. Gates III (“WHG” and together with Cascade, the “Reporting Persons”), Bill & Melinda Gates Foundation Trust (the “Trust”), and Melinda French Gates (“MFG”) initially reported their beneficial ownership of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) on a Schedule 13G, filed on July 21, 2008, SEC File No. 005-40342, as amended November 21, 2008. The Reporting Persons, the Trust and MFG subsequently reported their beneficial ownership on a Schedule 13D filed on February 5, 2009, as amended February 6, 2009; February 24, 2010; July 23, 2010; August 17, 2010; February 9, 2011; November 4, 2011; November 14, 2011; December 2, 2011; February 17, 2012; March 26, 2012; May 22, 2012; October 30, 2015; February 9, 2016; February 16, 2016; November 1, 2016; November 6, 2017; December 17, 2018; May 8, 2019; May 17, 2019; February 18, 2021; May 4, 2021; July 23, 2021; August 6, 2021; and October 4, 2021 (collectively, the “Schedule 13D”). The Trust and MFG are no longer reporting persons hereunder. Pursuant to Rule 13d-1(h), the Reporting Persons are eligible to again report their beneficial ownership on a Schedule 13G and are filing this Amendment No. 2 to Schedule 13G to amend and replace the Schedule 13D.

Item 1.
	(a)	Name of Issuer AutoNation, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 200 SW 1st Avenue Fort Lauderdale, Florida 33301
Item 2.
	(a)	Name of Person Filing Cascade Investment, L.L.C. and William H. Gates III
	(b)	Address of Principal Business Office or, if none, Residence Cascade – 2365 Carillon Point, Kirkland, WA 98033 WHG – 500 Fifth Avenue North, Seattle, Washington 98109
	(c)	Citizenship Cascade is a limited liability company organized under the laws of the State of Washington. WHG is a citizen of the United States of America.
	(d)	Title of Class of Securities Common stock, $0.01 par value per share
	(e)	CUSIP Number 05329W102
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2021	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

WILLIAM H. GATES III

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: October 25, 2021	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

WILLIAM H. GATES III

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.